Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$1,783,000.00	100.00%	$1,783,000.00	$99.49(1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $20,007.45 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-140456, of which this pricing supplement is a part. After giving effect to the $99.49 registration fee for this offering, $19,907.96 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 404 dated June 29, 2009 to Prospectus Supplement and Prospectus dated February 5, 2007 relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 424(b)(3) Registration Statement No. 333-140456

EKSPORTFINANS ASA

90.00% Principal Protected Commodity-Linked Notes due January 7, 2015

     This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 5, 2007 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Agent:	Wachovia Capital Markets, LLC. The agent may make sales through its affiliates or selling agents.

Principal Amount per note:	Each note will have a principal amount of $1,000.00. Each note will be offered at an initial public offering price of $1,000.00.

Maturity Date:	January 7, 2015.

Interest:	Eksportfinans will not pay you interest during the term of your notes.

Underlying Basket:	The return on the notes, in excess of the principal amount, is linked to the performance of an equally-weighted basket of commodity indices (the basket) consisting of the following four components: S&P GSCI Crude Oil Excess Return Index, (S&P GSCI Crude Oil), the S&P GSCI Precious Metals Excess Return Index (S&P GSCI Precious Metals), the S&P GSCI Industrial Metals Excess Return Index (S&P GSCI Industrial Metals) and the S&P GSCI Agriculture Excess Return Index (S&P GSCI Agriculture) (each, a component index, and together, the component indices).

Maturity Payment Amount:

The amount you will receive at maturity, for each note you own, will depend upon the performance of the underlying basket as measured by the commodity basket return.

If the commodity basket return is greater than zero, at maturity you will receive a payment per note equal to the principal amount of $1,000.00 multiplied by (1 + (the commodity basket return x the participation rate)), not to exceed the maximum maturity payment amount of 175.00% of the principal amount per note ($1,750.00 for every $1,000.00 note).

If the commodity basket return equals zero, at maturity you will receive a payment per note equal to the principal amount of $1,000.00.

If the commodity basket return is less than zero, at maturity you will receive a payment per note equal to the principal amount of $1,000.00 multiplied by (1 + the commodity basket return), subject to the minimum payment at maturity of $900.00.

The commodity basket return will be determined on the valuation date and will equal the arithmetic mean of the index performance of each component index. It does not represent average performance over the term of the notes.

The participation rate will be 100.00%.

Listing:	The notes will not be listed or displayed on any securities exchange or any electronic communications network.

Trade Date:	June 29, 2009

Original Issue Date:	July 7, 2009

CUSIP Number:	28264QQ80

ISIN Number:	US28264QQ804

     For a detailed description of the terms of the notes, see “Summary Information” beginning on page P-2 and “Specific Terms of the Notes” beginning on page P-14. Defined terms used in this cover page are defined in “Specific Terms of the Notes”.

Investing in the notes involves risks. See “Risk Factors” beginning on page P-10.

	Per Note	Total
Maximum Public Offering Price	$1,000.00	$1,783,000.00
Maximum Underwriting Discount and Commission	$ 25.00	$ 44,575.00
Maximum Proceeds to Eksportfinans ASA	$ 975.00	$1,738,425.00

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

     Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

Wachovia Securities

The date of this pricing supplement is June 29, 2009.

SUMMARY INFORMATION

     This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the 90.00% Principal Protected Commodity-Linked Notes, due January 7, 2015, which we refer to as the notes. You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the notes as well as the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should carefully review the sections entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement and prospectus, which highlight certain risks associated with an investment in the notes, to determine whether an investment in the notes is appropriate for you. Defined terms used in this section and not defined herein are defined in “Specific Terms of the Notes”.

     Unless otherwise mentioned or unless the context requires otherwise, all references in this pricing supplement to “Eksportfinans”, “we”, “us” and “our” or similar references mean Eksportfinans ASA and its subsidiaries.

What are the notes?

     The notes offered by this pricing supplement will be issued by Eksportfinans and will mature on January 7, 2015. The maturity payment amount will be linked to the performance of the basket, which is in turn based on the performance of the component indices. The notes will not bear interest and no other payments will be made until maturity.

     Each component index will represent 1/4 of the basket. The component indices are set forth below:

  S&P GSCI Crude Oil Excess Return Index (Bloomberg symbol SPGSCLP);

  S&P GSCI Precious Metals Excess Return Index (Bloomberg symbol SPGSPMP);

  S&P GSCI Industrial Metals Excess Return Index (Bloomberg symbol SPGSINP); and

  S&P GSCI Agriculture Excess Return Index (Bloomberg symbol SPGSAGP);

     The weighting of each component index is fixed and will not change during the term of the notes. Similarly, the component indices will not change, except as described under “Specific Terms of the Notes — Discontinuation of/Adjustments to the component indices” on page P-17.

     As discussed in the accompanying prospectus supplement, the notes are debt securities and are part of a series of debt securities entitled “Medium-Term Notes” that Eksportfinans may issue from time to time. The notes will rank equally with all other unsecured and unsubordinated debt of Eksportfinans. For more details, see “Specific Terms of the Notes” beginning on page P-14.

     Each note will have a principal amount of $1,000.00. Each note will be offered at an initial public offering price of $1,000.00. You may transfer only whole notes. Eksportfinans will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the notes.

Are the notes principal protected?

     The notes are 90.00% principal protected and we will pay a minimum of 90.00% of the principal amount of your notes at maturity, subject to our ability to pay our obligations.

What will I receive upon maturity of the notes?

     On the maturity date, for each note you own, you will receive a cash payment equal to the maturity payment amount. The maturity payment amount to which you will be entitled depends on the commodity basket return (as defined below).

     The maturity payment amount for each note will be determined by the calculation agent as described below:

  If the commodity basket return is greater than zero, the maturity payment amount will equal the principal amount of $1,000.00 multiplied by (1 + (the commodity basket return x the participation rate)), not to exceed the maximum maturity payment amount per note of 175.00% of the principal amount per note ($1,750.00 for every $1,000.00 note) (the maximum maturity payment amount).

  If the commodity basket return equals zero, the maturity payment amount will equal the principal amount of $1,000.00.

  If the commodity basket return is less than zero, the maturity payment amount will equal the principal amount of $1,000.00 multiplied by (1 + the commodity basket return), subject to the minimum maturity payment amount of $900.00 per note (the minimum maturity payment amount).

     The commodity basket return, which may be negative, will be determined by the calculation agent on the valuation date and will equal the weighted average of the index performance of each component index. It does not represent average performance over the term of the notes. The commodity basket return will be calculated as follows:

commodity basket return	=	(index performance of S&P GSCI Crude Oil x 0.25) +
(index performance of S&P GSCI Precious Metals x 0.25) +
(index performance of S&P GSCI Industrial Metals x 0.25) +
(index performance of S&P GSCI Agriculture x 0.25)

     The index performance of each component index, which may be negative, will be determined by the calculation agent as follows:

index performance	=	final component index price – initial component index price initial component index price

     The initial component index price for each component index is the closing price for that component index on the trade date.

     The final component index price for each component index is the closing price for that component index on the valuation date.

     The closing price for each component index on any given date will be determined by the calculation agent by reference to the official closing price for that component index as published by its index publisher or, if the index publisher of a component index does not publish such a price, as quoted by another publicly available source selected by the calculation agent in its sole discretion or, if no such other source is available, as calculated by the calculation agent in good faith, subject, in each case, to the effect of any market disruption event or the discontinuance or modification of the component index, as follows:

  In the case of S&P GSCI Crude Oil, the closing price as reported by Standard & Poor’s Financial Services LLC (Index Publisher, Standard & Poor’s or S&P), or its successor;

  In the case of S&P GSCI Precious Metals, the closing price as reported by S&P, or its successor;

  In the case of S&P GSCI Industrial Metals, the closing price as reported by S&P, or its successor; and

  In the case of S&P GSCI Agriculture, the closing price as reported by S&P, or its successor.

     The participation rate is 100.00%.

     The following table shows the component indices, their respective Bloomberg symbols, their initial component index prices and their index publishers:

Component Index	Bloomberg Symbol	Initial Component Index Price	Index Publisher
S&P GSCI Crude Oil Excess Return Index	SPGSCLP	546.4936	S&P
S&P GSCI Precious Metals Excess Return Index	SPGSPMP	138.4166	S&P
S&P GSCI Industrial Metals Excess Return Index	SPGSINP	182.3208	S&P
S&P GSCI Agriculture Excess Return Index	SPGSAGP	56.44793	S&P

     The valuation date, with respect to each component index, is December 22, 2014 (the tenth business day before the maturity date). However, if that day occurs on a day that is not a trading day or on which the calculation agent has determined that a market disruption event has occurred or is continuing with respect to one or more component indices, then the valuation date for the affected component index or component indices will be postponed until the next succeeding trading day for such component index or component indices on which the calculation agent determines that a market disruption event does not occur or is not continuing with respect to such component index or component indices; provided that in no event will the valuation date with respect to any component index be postponed by more than five business days. The determination of the final component index price for any component index with respect to which a market disruption event does not occur or is not continuing on the valuation date will not be postponed for the purpose of calculating the maturity payment amount. If the valuation date with respect to any component index is postponed, then the maturity date of the notes will be postponed by an equal number of business days.

     A business day means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

     A trading day means a day on which each exchange is scheduled to open for its respective regular trading sessions.

Hypothetical Examples

     Set forth below are five hypothetical examples of the calculation of the maturity payment amount. These examples are based on a participation rate of 100.00%, a minimum maturity payment amount of $900.00 and a maximum maturity payment amount of $1,750.00.

Example 1 —

     The hypothetical commodity basket return is 15.00%, reflecting a 15.00% increase in the value of the basket:

Maturity payment amount	= $1,000.00 of principal amount x (1 + (the commodity basket return x the participation rate)
= $1,000.00 x (1 + (15.00% x 100.00%))
= $1,000.00 x 115.00%
= $1,150.00

     Since the hypothetical commodity basket return is greater than zero, the maturity payment amount would be greater than the principal amount of your note.

Example 2 —

     The hypothetical commodity basket return is 80.00%, reflecting an 80.00% increase in the value of the basket:

Maturity payment amount	= $1,000.00 of principal amount x (1 + (the commodity basket return x the participation rate)
= $1,000.00 x (1 + (80.00% x 100.00%))
= $1,000.00 x 180.00%
= $1,800.00,

     subject to the maximum maturity payment amount of $1,750.00.

     Since the hypothetical commodity basket return is greater than zero, the maturity payment amount would be greater than the principal amount of your note, subject to the maximum maturity payment amount of $1,750.00. Although the calculation of the maturity payment amount without taking into account the maximum payment amount would generate a result of $1,800.00 per note, your maturity payment amount would be limited to $1,750.00 per note, representing a 75.00% total return, because the payment on the notes at maturity may not exceed the maximum maturity payment amount.

Example 3 —

     The hypothetical commodity basket return is 0.00%, reflecting no change in the value of the basket:

Maturity payment amount	= $1,000.00

     Since the hypothetical commodity basket return is equal to zero, the maturity payment amount would equal the principal amount of your note.

Example 4 —

     The hypothetical commodity basket return is -3.00%, reflecting a 3.00% decrease in the value of the basket:

Maturity payment amount	= $1,000.00 of principal amount x (1 + the commodity basket return)
= $1,000.00 x (1 + -3.00%)
= $1,000.00 x 97.00%
= $970.00

     Since the hypothetical commodity basket return is less than zero, you would lose some of your principal based on the percentage decrease in the value of the basket, subject to the minimum maturity payment amount of $900.00 per note. Your total cash payment at maturity would be $970.00 per note, representing a 3.00% loss of the principal amount of your note.

Example 5 —

     The hypothetical commodity basket return is -20.00%, reflecting a 20.00% decrease in the value of the basket:

Maturity payment amount	= $1,000.00 of principal amount x (1 + the commodity basket return)
= $1,000.00 x (1 + -20.00%)
= $1,000.00 x 80.00%
= $800.00,

     subject to the minimum maturity payment amount of $900.00 per note.

     Since the hypothetical commodity basket return is less than zero, you would lose some of your principal based on the percentage decrease in the value of the basket, subject to the minimum maturity payment amount at maturity of $900.00. Although the hypothetical commodity average appreciation has declined by 20.00%, your total cash payment at maturity would be $900.00 per note, representing a 10.00% loss of the principal amount of your note.

HYPOTHETICAL RETURNS

     The following table illustrates, for a range of hypothetical commodity basket returns representing equivalent percentage changes in the value of the basket:

  the maximum maturity payment amount;

  the hypothetical maturity payment amount per note; and

  the hypothetical pre-tax annualized rate of return to beneficial owners of the notes as more fully described below.

     The figures below are for purposes of illustration only. The actual maturity payment amount and the resulting total and pre-tax annualized rate of return will depend on the actual commodity basket return determined by the calculation agent as described in this pricing supplement.

Hypothetical commodity basket return	Hypothetical maturity Payment amount per note(1)	Hypothetical pre-tax annualized rate of return on the notes(2)
-50.00%	$900.00	-1.91%
-40.00%	$900.00	-1.91%
-30.00%	$900.00	-1.91%
-20.00%	$900.00	-1.91%
-10.00%	$900.00	-1.91%
-9.00%	$910.00	-1.71%
-8.00%	$920.00	-1.51%
-7.00%	$930.00	-1.32%
-6.00%	$940.00	-1.12%
-5.00%	$950.00	-0.93%
-4.00%	$960.00	-0.74%
-3.00%	$970.00	-0.55%
-2.00%	$980.00	-0.37%
-1.00%	$990.00	-0.18%
0.00%	$1,000.00	0.00%
5.00%	$1,050.00	0.89%
10.00%	$1,100.00	1.74%
15.00%	$1,150.00	2.56%
20.00%	$1,200.00	3.34%
25.00%	$1,250.00	4.10%
30.00%	$1,300.00	4.83%
35.00%	$1,350.00	5.53%
40.00%	$1,400.00	6.21%
45.00%	$1,450.00	6.87%
50.00%	$1,500.00	7.51%
55.00%	$1,550.00	8.13%
60.00%	$1,600.00	8.73%
65.00%	$1,650.00	9.32%
70.00%	$1,700.00	9.88%
75.00%	$1,750.00	10.44%
80.00%	$1,750.00	10.44%
85.00%	$1,750.00	10.44%

(1)	The hypothetical maturity payment per note is based on a maximum maturity payment amount of $1,750.00.

(2)	The hypothetical pre-tax annualized rate of return is based on a 5.5 year term, semi-annual compounding and a 30/360 day count.

     The following graph sets forth the hypothetical return at maturity for a range of hypothetical commodity basket returns. The hypothetical returns are not annualized and are shown on a pre-tax basis.

Return Profile of Notes vs. the Basket*

* Based on the maximum maturity payment amount of $1,750.00 per note (or 175.00% of principal amount per note).

Who should or should not consider an investment in the notes?

     We have designed the notes for investors who are willing to hold the notes to maturity; who seek exposure to commodities generally and to the component indices in particular, and who believe that the value of the component indices will increase over the term of the notes, subject to the maximum maturity payment amount of 75.00% in excess of the principal amount of the notes; who are capable of understanding the specific risks related to the complexities of the notes and the underlying component indices. The notes are designed for investors who are also unwilling to make an investment that is exposed to significant downside performance risk of the basket and who seek to protect their investment by receiving at least 90.00% of the principal amount of their investment at maturity.

     The notes are not designed for, and may not be a suitable investment for, investors who are unable or unwilling to hold the notes to maturity; who require an investment that yields regular returns; who believe that the value of the component indices are likely to decrease or remain unchanged over the term of the notes; who are not capable of understanding the specific risks related to the complexities of the note and the underlying component indices; or who seek exposure to both the full upside performance and the full downside performance risk of the component indices. This may not be a suitable investment for investors who prefer the lower risk of traditional fixed income investments with comparable maturities issued by companies with comparable credit ratings.

What will I receive if I sell the notes prior to maturity?

     The market value of the notes may fluctuate during the term of the notes. Several factors and their interrelationship will influence the market value of the notes, including the levels of the component indices, the time remaining to the maturity date, interest rates and the volatility of the component indices. The notes are 90.00% principal protected only if held to maturity. If you sell your notes before maturity, you may have to sell them at a discount and you will not have principal protection. Depending on the impact of these factors, you may receive less than the principal amount in any sale of your notes before the maturity date of the notes and less than what you would have received had you held the notes until maturity. For more details, see “Risk Factors — Many factors affect the market value of the notes”.

Who publishes the component indices and what do the component indices measure?

The S&P GSCI Crude Oil Excess Return Index. The S&P GSCI Crude Oil Excess Return Index measures the excess returns that are potentially available through an unleveraged investment in the crude oil futures contracts of the S&P Goldman Sachs Commodity Index (the S&P GSCI). The S&P GSCI Crude Oil Excess Return Index is a sub-index of the S&P Goldman Sachs Commodity Index Excess Return Index (the S&P GSCI Excess Return Index) that relates only to the crude oil futures contracts. The S&P GSCI Excess Return Index is one of the major indices of the S&P GSCI. The S&P GSCI Crude Oil Excess Return Index is calculated, published and disseminated by Standard & Poor’s Financial Services, LLC (S&P or Standard & Poor's, the S&P GSCI Crude Oil Excess Return Index Publisher).

The S&P GSCI Crude Oil Excess Return Index is determined, calculated and maintained by S&P without regard to the notes. You should be aware that an investment in the notes does not entitle you to any ownership interest in any of the commodities included in the GSCI Crude Oil Index. For a detailed discussion of the S&P GSCI Crude Oil Excess Return Index, see “The Basket – S&P GSCI Crude Oil Excess Return Index” beginning on page P-19.

The S&P GSCI Precious Metals Excess Return Index. The S&P GSCI Precious Metals Excess Return Index measures the excess returns that are potentially available through an unleveraged investment in the precious metals futures contracts of the S&P GSCI. The S&P GSCI Precious Metals Excess Return Index is a sub-index of the S&P GSCI Excess Return Index that relates only to the precious metals futures contracts. The S&P GSCI Precious Metals Excess Return Index is calculated, published and disseminated by Standard & Poor’s (the S&P GSCI Precious Metals Excess Return Index Publisher).

The S&P GSCI Precious Metals Excess Return Index is determined, calculated and maintained by S&P without regard to the notes. You should be aware that an investment in the notes does not entitle you to any ownership interest in any of the precious metals included in the GSCI Precious Metals Index. For a detailed discussion of the S&P GSCI Precious Metals Excess Return Index, see “The Basket – S&P GSCI Precious Metals Excess Return Index” beginning on page P-20.

The S&P GSCI Industrial Metals Excess Return Index. The S&P GSCI Industrial Metals Excess Return Index measures the excess returns that are potentially available through an unleveraged investment in the industrial metals futures contracts of the S&P GSCI. The S&P GSCI Industrial Metals Excess Return Index is a sub-index of the S&P GSCI Excess Return Index that relates only to the industrial metals futures contracts. The S&P GSCI Industrial Metals Excess Return Index is calculated, published and disseminated by Standard & Poor’s (the S&P GSCI Industrial Metals Excess Return Index Publisher).

The S&P GSCI Industrial Metals Excess Return Index is determined, calculated and maintained by S&P without regard to the notes. You should be aware that an investment in the notes does not entitle you to any ownership interest in any of the industrial metals included in the GSCI Industrial Metals Index. For a detailed discussion of the S&P GSCI Industrial Metals Excess Return Index, see “The Basket – S&P GSCI Industrial Metals Excess Return Index” beginning on page P-20.

The S&P GSCI Agriculture Excess Return Index. The S&P GSCI Agriculture Excess Return Index measures the excess returns that are potentially available through an unleveraged investment in the agricultural commodities futures contracts of the S&P GSCI. The S&P GSCI Agriculture Excess Return Index is a sub-index of the S&P GSCI Excess Return Index that relates only to the agricultural commodities futures contracts. The S&P GSCI Agriculture Excess Return Index is calculated, published and disseminated by Standard & Poor’s (the S&P GSCI Agriculture Excess Return Index Publisher).

The S&P GSCI Agriculture Excess Return Index is determined, calculated and maintained by S&P without regard to the notes. You should be aware that an investment in the notes does not entitle you to any ownership interest in any of the agricultural commodities included in the GSCI Agriculture Index. For a detailed discussion of the S&P GSCI Agriculture Excess Return Index, see “The Basket – S&P GSCI Agriculture Excess Return Index” beginning on page P-21.

How are the closing prices for the component indices determined?

     The closing prices for the component indices are determined by reference to the closing levels published by the respective Index Publishers at the regular weekday close of trading.

How have the component indices performed historically?

     You can find a table with the published high and low closing prices of each of the component indices as well as the closing prices of the component indices at the end of each calendar quarter from calendar year 2004 to present in the section entitled “The Basket” beginning on page P-19 of this pricing supplement. We have provided this historical information to help you evaluate the behavior of the component indices in the recent past; however, past performance of the component indices does not indicate how they will perform in the future.

What about taxes?

     The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different.

     For further discussion, see “Taxation in the United States” below and in the accompanying prospectus supplement and prospectus.

Will the notes be listed on a stock exchange?

     The notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a liquid trading market will develop for the notes. Accordingly, if you sell your notes prior to maturity, you may have to sell them at a substantial loss. You should review the section entitled “Risk Factors — There may not be an active trading market for the notes” in this pricing supplement.

Are there any risks associated with my investment?

     Yes, an investment in the notes is subject to significant risks. We urge you to read the detailed explanation of risks in “Risk Factors” beginning on page P-10.

RISK FACTORS

     An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors — Risks relating to index linked notes or notes linked to certain assets” in the accompanying prospectus supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the components which comprise the basket to which the notes are linked. You should carefully consider whether the notes are suited to your particular circumstances.

The notes are intended to be held to maturity. A specified percentage of your principal is protected only if you hold your notes to maturity

     You will receive at least 90.00% of the principal amount of your notes if you hold your notes to maturity, subject to our ability to pay our obligations. If you sell your notes in the secondary market before maturity, you will not receive principal protection on the notes you sell.

You will not receive interest payments on the notes

     You will not receive any periodic interest payments on the notes or any interest payment at maturity. At maturity, you may not receive any return in excess of 90.00% of the principal amount of your notes.

Your yield on the notes may be lower than the yield on a standard senior debt security of comparable maturity

     The yield that you will receive on your notes, which could be negative, may be less than the return you could earn on other investments. Even if your yield is positive, your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. In addition, no interest will be paid during the term of your notes.

     If the commodity basket return is less than -10.00% (negative ten per cent.), the maturity payment amount for each note will be limited to 90.00% of the principal amount of the note. If the commodity basket return is less than zero and greater than -10.00%, the return on each note will be equal to the commodity basket return. If the commodity basket return equals zero, at maturity you will receive a payment per note equal to the principal amount of $1,000.00. This will be true even if the value of the basket, as measured by the commodity basket return, on some date or dates before the valuation date is greater than the value of the basket on the trade date, because the maturity payment amount will be calculated only on the basis of the commodity basket return on the valuation date (or as otherwise determined by the calculation agent, in the case of a market disruption event). You should, therefore, be prepared to realize up to a loss of 10.00% at maturity over the principal amount of your notes.

Owning the notes is not the same as having rights in exchange-traded futures contracts on the component indices

     You will not have rights that holders of the exchange-traded futures on the component indices may have. Even if the value of the component indices increases during the term of the notes, the market value of the notes may not increase by the same amount. It is also possible for the value of the component indices to increase while the market value of the notes declines.

Your return is limited and will not reflect the return of owning the component indices or the commodities underlying the component indices

     The return on your notes will not reflect the return you would realize if you actually owned and held an interest in the component indices or the commodities underlying the component indices for a similar period. Even if the basket level increases during the term of the notes, the market value of the notes may not increase by the same amount. It is also possible for the basket level to increase while the market value of the notes declines.

There may not be an active trading market for the notes

     The notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a liquid trading market will develop for the notes. The development of a trading market for the notes will depend on our financial performance and other factors, such as the increase, if any, in the value of the basket. Even if a secondary market for the notes develops, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices for the notes in any secondary market could be substantial. If you sell your notes before maturity, you may have to do so at a discount from the initial public offering price, and, as a result, you may suffer substantial losses.

     Wachovia Capital Markets, LLC and its broker-dealer affiliates currently intend to make a market for the notes, although they are not required to do so and may stop any such market-making activities at any time. As market makers, trading of the notes may cause Wachovia Capital Markets, LLC or its broker-dealer affiliates to have long or short positions in the notes. The supply and demand for the notes, including inventory positions of market makers, may affect the secondary market for the notes.

Many factors affect the market value of the notes

     The market value of the notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the market value of the notes caused by another factor and that the effect of one factor may compound the decrease in the market value of the notes caused by another factor. For example, a change in the volatility of the component indices' markets may offset some or all of any increase in the market value of the notes attributable to another factor, such as an increase in the prices of the component indices. In addition, a change in interest rates may offset other factors that would otherwise change the prices of the component indices and, therefore, may change the market value of the notes.

     We expect that the market value of the notes will depend substantially on the amount, if any, by which the value of the basket increases during the term of the notes. If you choose to sell your notes when the value of the basket, based on then current prices of the component indices, is greater than zero, you may receive substantially less than the amount that would be payable at maturity based on this increase because of the expectation that the value of the basket will continue to fluctuate until the valuation date. We believe that other factors that may influence the value of the notes include:

  the spot and forward prices of crude oil commodities, precious metal commodities, industrial metal commodities and agricultural commodities, as represented by crude oil, precious metals, industrial metals and agricultural commodities futures;

  the volatility (frequency and magnitude of changes in the value) of the component indices and, in particular, market expectations regarding the volatility of the component indices;

  interest rates in general;

  our creditworthiness, as represented by our credit ratings and as otherwise perceived in the market;

  changes in the correlation (the extent to which the values of the individual component index increase or decrease to the same degree at the same time) between the component indices;

  suspension or disruption of market trading in the commodity markets;

  the time remaining to maturity; and

  geopolitical, economic, financial, political, regulatory or judicial events as well as other conditions that may affect the values of the component indices.

Changes in the component index prices for the component indices may offset each other

     Movements in the component index prices for the component indices may not correlate with each other. At a time when the component index prices for some of the component indices increase, the component index prices for other component indices may not increase as much or may even decline. Therefore, in calculating the commodity basket return, increases in the component index prices for some of the component indices may be moderated, or more than offset, by lesser increases or decreases in the component index prices for the other component indices.

     You cannot predict the future performance of any of the component indices or of the basket as a whole, or whether an increase in the component index prices of one or more of the component indices will be offset by a decrease in the component index prices of any of the other component indices, based on their historical performance.

Regulation of the commodity markets is extensive and constantly changing; future regulatory developments are impossible to predict and may significantly and adversely affect the level of the notes

     Regulation of the commodity markets is extensive and constantly changing; future regulatory developments are impossible to predict and may significantly and adversely affect the level of the notes. The levels of the component indices will depend on the trading prices of, for example, crude oil futures, precious metals futures, industrial metals futures and agricultural commodities futures in the commodities market. Futures contracts and options on futures contracts, including those relating to crude oil, precious metals, industrial metals and agricultural commodities are subject to extensive statutes, regulations and margin requirements. The Commodities Futures Trading Commission and exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. These limits could adversely affect the market price of the crude oil, precious metals, industrial metals and agricultural commodities futures contracts and forward contracts. The regulation of commodity transactions in the United States is subject to ongoing modification by government and judicial action. In addition, various national governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivatives markets in general. The effect of any future regulatory change on the value of the notes is impossible to predict, but could be substantial and adverse to holders of the notes.

Contract pricing in the commodities markets will affect the performance amounts of the S&P GSCI Indices

     As the contracts that underlie the S&P GSCI come to expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify a December expiration. As time passes, the December contract is replaced by a contract for delivery in February. This is accomplished by selling the December contract and purchasing the February contract. This process is referred to as “rolling”. If the market for these contracts (putting aside other considerations) is in “backwardation,” which describes a situation where the prices are lower in the distant delivery months than in the nearest delivery months, the sale of the December contract will take place at a price that is higher than the price at which that contract was originally purchased in August, thereby creating the “roll yield”. While many of the contracts included in the S&P GSCI have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the S&P GSCI have historically been “contango” markets. Contango markets are markets in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Contango in the commodity markets could result in negative “roll yields,” which could adversely affect the levels of the GSCI Crude Oil, the GSCI Precious Metals, the GSCI Industrial Metals and the GSCI Agriculture indices and accordingly, because of the formula used, decrease the maturity payment amount on your notes. Therefore, it could be the case that the levels of the S&P GSCI Crude Oil Excess Return Index, the S&P GSCI Precious Metals Excess Return Index, the S&P GSCI Industrial Metals Excess Return Index and the S&P GSCI Agricultural Excess Return Index, relative to the actual price of the underlying commodities, will be adversely affected by negative roll yields.

We and our affiliates have no affiliation with S&P and are not responsible for their public disclosure of information

     We and our affiliates are not affiliated with S&P in any way (except, in the case of the component indices, for licensing arrangements discussed below under “The S&P GSCI Indices”) and have no ability to control or predict its actions, including any errors in or discontinuation of disclosure regarding any of their methods or policies relating to the calculation of the component indices or the determination of the closing prices of the component commodities, as applicable. If S&P discontinues or suspends the calculation of a component index, it may become difficult to determine the market value of the notes or the maturity payment amount. The calculation agent may designate a successor index or successor provider of closing prices selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the component index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See “Specific Terms of the Notes — Market Disruption Event” on page P-15 and “Specific Terms of the Notes — Adjustments to the Component indices” on page P-17.

     Each note is an unsecured debt obligation of Eksportfinans only and is not an obligation of S&P. None of the money you pay for your notes will go to S&P. Since S&P is not involved in the offer of the notes in any way, it has no obligation to consider your interest as an owner of notes in taking any actions that might affect the value of your notes, and it may take actions that will adversely affect the market value of the notes.

     We have derived the information about S&P and the component indices in this pricing supplement from publicly available information, without independent verification. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about the component indices or S&P contained in this pricing supplement. You, as an investor in the notes, should make your own investigation into the component indices and S&P.

Historical prices of the component indices should not be taken as indications of the future prices of the component indices during the term of the notes

     The value of the component indices will be influenced by complex and interrelated political, economic, financial and other factors. As a result, it is impossible to predict whether the value of the component indices will appreciate or depreciate over the term of the notes.

The basket is not a recognized market index and may not accurately reflect global market performance

     The basket is not a recognized market index. The basket was created solely for purposes of the offering of the notes and will be calculated solely during the term of the notes. The value of the basket and, therefore, the commodity basket return, however, will not be published during the term of the notes. The basket does not reflect the performance of all major securities or commodities markets, and may not reflect actual global market performance.

Hedging transactions may affect the return on the notes

     As described below under “Use of Proceeds and Hedging” on page P-36, we through one or more hedging counterparties may hedge our obligations under the notes by purchasing the component indices, futures or options on the component indices or other derivative instruments with returns linked or related to changes in the performance of the component indices, and our hedging counterparties may adjust these hedges by, among other things, purchasing or selling the component indices, futures, options or other derivative instruments with returns linked to the component indices at any time. Although they are not expected to, any of these hedging activities may adversely affect the values of the component indices and the commodity basket return. It is possible that our hedging counterparties could receive substantial returns from these hedging activities while the market value of the notes declines. The inclusion of commissions and projected profits from hedging in the initial public offering price is likely to adversely affect secondary market prices for the notes.

     Assuming no change in market conditions or any other relevant factors, the price, if any, at which Wachovia Capital Markets, LLC is willing to purchase the notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by Wachovia Capital Markets, LLC, as a result of dealer discounts, mark-ups or other transactions.

The calculation agent may postpone the determination of the commodity basket return and the maturity date if a market disruption event occurs on the valuation date

     The determination of the commodity basket return may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the valuation date with respect to one or more of the component indices. If a postponement occurs, then for each component index with respect to which a market disruption event has occurred or is continuing, the calculation agent will use the closing price on the next succeeding trading day on which no market disruption event occurs or is continuing with respect to that component index for the calculation of the commodity basket return; provided that in no event will the valuation date with respect to any component index be postponed by more than five trading days. As a result, the maturity date for the notes would be postponed. You will not be entitled to compensation from us or the calculation agent for any loss suffered because of a market disruption event or any resulting delay in payment. See “Specific Terms of the Notes — Market Disruption Event” beginning on page P-15.

Potential conflicts of interest could arise

     Wachovia Capital Markets, LLC and its affiliates may engage in trading activities related to the component indices that are not for the account of holders of the notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in account under their management. These trading activities, if they influence the value of the component indices, could be adverse to the interests of the holders of the notes.

U.S. taxpayers will be required to pay taxes on the notes each year

     The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income over the term of the notes based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amounts you will be taxed on prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. Any gain you may recognize on the sale or maturity of the notes will be ordinary interest income. Any loss you may recognize upon the sale of the notes will be ordinary loss to the extent of the interest you included as income in the current or previous taxable years in respect of the notes, and thereafter will be capital loss. If you hold your notes until maturity and the maturity payment is less than the projected payment at maturity, the difference will first reduce interest that would otherwise accrue in respect of the notes in such taxable year, and any remainder will be ordinary loss to the extent of the interest you previously accrued as income in respect of the notes, and thereafter will be capital loss. If you are a secondary purchaser of the notes, the tax consequences to you may be different. You should consult your tax advisor about your own tax situation.

     For further discussion, see “Taxation in the United States” below and in the accompanying prospectus supplement and prospectus.

SPECIFIC TERMS OF THE NOTES

Issuer:	Eksportfinans ASA

Specified currency:	U.S. Dollars

Principal Amount per note:	$1,000.00

Aggregate Principal Amount:	$1,783,000.00

Agent:	Wachovia Capital Markets, LLC. The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:	June 29, 2009

Original Issue Date:	July 7, 2009

Maturity Date:	January 7, 2015. If the valuation date with respect to any component index is postponed, then the maturity date of the notes will be postponed by an equal number of trading days.

Valuation Date:

December 22, 2014 (the tenth business day before the maturity date, to be determined on the trade date). However, if that day occurs on a day that is not a trading day or on which the calculation agent has determined that a market disruption event has occurred or is continuing with respect to one or more component indices, then the valuation date for the affected component index or component indices will be postponed until the next succeeding trading day for such component index or component indices on which the calculation agent determines that a market disruption event does not occur or is not continuing with respect to such component index or component indices; provided that in no event will the valuation date with respect to any component index be postponed by more than five business days. The determination of the final component index price for any component index with respect to which a market disruption event does not occur or is not continuing on the valuation date will not be postponed for the purpose of calculating the maturity payment amount. If the valuation date with respect to any component index is postponed, then the maturity date of the notes will be postponed by an equal number of business days.

Underlying Basket:

The return on the notes, in excess of the principal amount, is linked to the performance of an equally-weighted basket of commodity indices (the basket) consisting of the following four components: S&P GSCI Crude Oil Excess Return Index (S&P GSCI Crude Oil), the S&P GSCI Precious Metals Excess Return Index (S&P GSCI Precious Metals), the S&P GSCI Industrial Metals Excess Return Index (S&P GSCI Industrial Metals) and the S&P GSCI Agriculture Excess Return Index (S&P GSCI Agriculture) (each, a component index, and together, the component indices).

Maturity Payment Amount:

On the maturity date, for each note you own, you will receive a cash payment equal to the maturity payment amount. The maturity payment amount to which you will be entitled depends upon the performance of the underlying basket as measured by the commodity basket return.

The maturity payment amount for each note will be determined by the calculation agent as described below:

  If the commodity basket return is greater than zero, the maturity payment amount per note will equal the principal amount of $1,000.00 per note multiplied by (1 + (the commodity basket return x the participation rate)), not to exceed the maximum maturity payment amount.

  If the commodity basket return equals zero, the maturity payment amount per note will equal the principal amount of $1,000.00.

  If the commodity basket return is less than zero, the maturity payment amount per note will equal the principal amount of $1,000.00 multiplied by (1 + the commodity basket return), subject to the minimum maturity payment amount.

Maximum Maturity Payment Amount	175.00% of the principal amount per note of 1,000.00, or $1,750.00 for every $1,000.00 note.

Minimum Maturity Payment Amount	90.00% of the principal amount per note of $1,000.00, or $900.00 for every $1,000.00 note.

Participation Rate:	100.00%.

Commodity Basket Return:	As determined by the calculation agent on the valuation date and will equal the weighted average of the index performance of each component index. It does not represent average performance over the term of the notes. The commodity basket return will be calculated as follows:

commodity basket return	=

(index performance of the S&P GSCI Crude Oil x 0.25) +
(index performance of the S&P GSCI Precious Metals x 0.25) +
(index performance of the S&P GSCI Industrial Metals x 0.25) +
(index performance of the S&P GSCI Agriculture x 0.25)

Index performance	The index performance of each component index will be determined by the calculation agent as follows:

index performance	=	(	final component index price – initial component index price initial component index price	)

Initial Component Index Price:	The closing price for each component index on the trade date is as follows:

Component Index	Bloomberg Symbol	Initial Component Index Price	Index Publisher
S&P GSCI Crude Oil
Excess Return Index	SPGSCLP	546.4936	S&P
S&P GSCI Precious Metals
Excess Return Index	SPGSPMP	138.4166	S&P
S&P GSCI Industrial Metals
Excess Return Index	SPGSINP	182.3208	S&P
S&P GSCI Agriculture
Excess Return Index	SPGSAGP	56.44793	S&P

Final Component Index Price:	For each component index, as determined by the calculation agent, the final component index price will be the published closing price for that component index on the valuation date.

Closing Price:

For each component index on any given date, the closing price will be determined by the calculation agent by reference to the official closing price for that component index as published by its index publisher or, if the index publisher of a component index does not publish such a price, as quoted by another publicly available source selected by the calculation agent in its sole discretion or, if no such other source is available, as calculated by the calculation agent in good faith, subject, in each case, to the effect of any market disruption event or the discontinuance or adjustments to the component index, as follows:

  In the case of S&P GSCI Crude Oil, the closing price as reported by S&P, or its successor;

  In the case of S&P GSCI Precious Metals, the closing price as reported by S&P, or its successor;

  In the case of S&P GSCI Industrial Metals, the closing price as reported by S&P, or its successor; and

  In the case of S&P GSCI Agriculture, the closing price as reported by S&P, or its successor;

Market Disruption Event:

A market disruption event with respect to the component indices, as determined by the calculation agent in its sole discretion, means an exchange or any related exchange fails to open for trading during its regular trading session or the occurrence or existence of any of the following events:

  a trading disruption, if the calculation agent determines it is material, at any time during the one hour period that ends at the close of trading for an exchange or related exchange; or

  an exchange disruption, if the calculation agent determines it is material, at any time during the one hour period that ends at the close of trading for an exchange or related exchange; or

  an early closure.

The following events will not be market disruption events with respect to the component indices:

  a limitation on the hours or number of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

  a decision to permanently discontinue trading (without implementation of such decision) in the option or futures contracts relating to the component indices.

A trading disruption means any suspension of or limitation imposed on trading by the exchange or related exchange or otherwise, whether by reason of movements in price exceeding limits permitted by the exchange or related exchange or otherwise, (i) relating to the component indices or (ii) in options contracts or futures contracts relating to the component indices on any relevant related exchange.

An exchange disruption means any event (other than a scheduled early closure) that disrupts or impairs (as determined by the calculation agent in its sole discretion) the ability of market participants in general to effect transactions in options contracts or futures contracts relating to the component indices on any relevant related exchange.

With respect to the component indices, an exchange means the primary organized exchange or quotation system for trading derivative instruments related to any of the component indices and any successor to any exchange or quotation system or any substitute exchange or quotation system to which trading in the commodity and related derivative instruments underlying the component indices has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the commodities underlying the component indices on such substitute exchange or quotation system as on the original exchange).

A related exchange means each exchange or quotation system on which futures or options contracts relating to the component indices are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which any such trading has temporarily relocated (provided that the calculation agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the component indices on such temporary substitute exchange or quotation system as on the original related exchange).

If a market disruption event occurs with respect to one or more component indices, the valuation date for the affected component index or component indices will be postponed to the next succeeding trading day that is not a disrupted day for those component indices; provided that in no event will the valuation date with respect to any component index be postponed by more than five trading days. The determination of the closing price for any component index with respect to which the valuation date is a trading day and is not a disrupted date will not be postponed for the purpose of calculating the maturity payment amount. If the valuation date is postponed to the last possible day but that day is a disrupted day, that date will nevertheless be the valuation date. If the valuation date with respect to any component index is postponed, then the maturity date of the notes will be postponed by an equal number of business days.

Discontinuation of / Adjustments to the Component Indices:

If S&P discontinues publication of a component index and either S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued component index (a successor index), then, upon the calculation agent’s notification of any determination to the trustee, the paying agent and Eksportfinans, the calculation agent will substitute the successor index as calculated by S&P or any other entity for the discontinued component index and calculate the commodity basket return. Upon any selection by the calculation agent of a successor index, we will cause notice to be given to holders of the notes.

If S&P discontinues publication of a component index and:

  the calculation agent does not select a successor index, or the successor index is no longer published on any of the relevant trading days,

the calculation agent will compute a substitute level for the component index in accordance with the procedures last used to calculate the level of the component index before any discontinuation but using only the commodity that composed the component index prior to such discontinuation. If a successor index is selected or the calculation agent calculates a level as a substitute for the component index as described below, the successor index or level will be used as a substitute for the component index for all purposes going forward, including for purposes of determining whether a market disruption event exists, even if S&P elects to begin republishing the component index, unless the calculation agent in its sole discretion decides to use the republished component index.

If S&P discontinues publication of a component index before the valuation date and the calculation agent determines that no successor index is available at that time, then on each trading day until the earlier to occur of:

  the determination of the commodity basket return, or

  a determination by the calculation agent that a successor index is available,

the calculation agent will determine the level that would be used in computing the maturity payment amount as described in the preceding paragraph as if that day were a trading day. The calculation agent will cause notice of each level to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these levels to be made available by telephone.

Notwithstanding these alternative arrangements, discontinuation of the publication of a component index would be expected to adversely affect the value of, liquidity of and trading in the notes.

If, at any time, the method of calculating the level of a component index or the level of a successor index, changes in any material respect, or if a component index or a successor index is in any other way modified so that a component index or a successor index does not, in the opinion of the calculation agent, fairly represent the level of the component index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York City, New York, on each date that the closing level of the component index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of an index comparable to the component index or a such successor index, as the case may be, as if those changes or modifications had not been made, and calculate the closing level with reference to the component index or that successor index, as so adjusted. Accordingly, if the method of calculating the component index or a successor index is modified and has a dilutive or concentrative effect on the level of that index, e.g., due to a split, then the calculation agent will adjust such index in order to arrive at a level of that index as if it had not been modified, e.g., as if a split had not occurred.

Neither the calculation agent nor Eksportfinans will have any responsibility for good faith errors or omissions in calculating or disseminating information regarding the component indices or any successor index or as to modifications, adjustments or calculations by S&P or any successor index sponsor in order to arrive at the levels of the component indices or any successor indices.

Calculation Agent:

Wachovia Bank, N.A. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, absent a determination of a manifest error, will be conclusive for all purposes and binding on the holders and beneficial owners of the notes.

Trustee Business Day:

The Bank of New York Mellon (formerly known as The Bank of New York).

For purposes of this issuance, a business day means a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in The City of New York generally are authorized or obligated by law, regulation or executive order to close.

Trading Day:	For purposes of this issuance, a trading day means a day on which each exchange is scheduled to open for its respective regular trading sessions.

Tax Redemption:	No

Additional Amounts Payable:	No

Authorized Denominations:	$1,000.00 and integral multiples of $1,000.00 in excess thereof

Form of Notes:	Book-entry

Listing:	The notes will not be listed or displayed on any securities exchange or any electronic communications network.

Failure to pay Maturity Payment Amount when due

In the event we fail to pay the maturity payment amount on the maturity date, any overdue payment in respect of the maturity payment amount of any note on the maturity date will bear interest until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11.00 a.m. (London time) on the first business day following such failure to pay. Such rate shall be determined by the calculation agent. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of the actual number of days in the period.

Events of Default and Acceleration:

If the maturity of the notes is accelerated upon an event of default under the indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be determined by the calculation agent. Such amount will be the redemption amount calculated as if the date of declaration of acceleration were the valuation date.

     The notes are not renewable notes, index linked notes or amortizing notes, each as described in the prospectus supplement. The notes are zero coupon notes and, as such, do not pay interest. In addition, there is no optional redemption or extension of maturity in connection with the notes.

     Capitalized terms used in this pricing supplement without definition have the meanings given to them in the accompanying prospectus supplement and prospectus.

     You should read this pricing supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these securities are a part. This pricing supplement, together with these documents, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying prospectus supplement dated February 5, 2007, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

     You may access the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

     http://www.sec.gov/Archives/edgar/data/700978/000115697307000181/u51335fv3asr.htm

Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

THE BASKET

     The basket is an equally-weighted basket of the following four commodity indices: the S&P GSCI Crude Oil Excess Return Index, the S&P GSCI Precious Metals Excess Return Index, the S&P GSCI Industrial Metals Excess Return Index and the S&P GSCI Agriculture Excess Return Index. We have obtained all information on the component indices and the component index values from public sources, without independent verification.

The S&P GSCI Indices

     The following is a description of the four component indices: the S&P GSCI Crude Oil Excess Return Index, the S&P GSCI Precious Metals Excess Return Index the S&P GSCI Industrial Metals Excess Return Index and the S&P GSCI Agriculture Excess Return Index. We have obtained all information regarding the component indices contained in this pricing supplement, including their make-up, method of calculation and changes in their components, from publicly available information. That information reflects the policies of, and is subject to change by, S&P. Standard & Poor's has no obligation to continue to publish, and may discontinue publication of the S&P GSCI Crude Oil Excess Return Index, the S&P GSCI Precious Metals Excess Return Index, the S&P GSCI Industrial Metals Excess Return Index and the S&P GSCI Agriculture Excess Return Index at any time. We make no representation or warranty as to the accuracy or completeness of such information. You, as an investor in the notes, should make your own investigations into the S&P GSCI Crude Oil Excess Return Index, the S&P GSCI Precious Metals Excess Return Index, the S&P GSCI Industrial Metals Excess Return Index and the S&P GSCI Agriculture Excess Return Index.

     Each of the component indices is a constituent of the larger S&P Goldman Sachs Commodity Index (GSCI). The GSCI and the component indices are published by Standard & Poor’s Financial Services LLC (S&P) and are determined, composed and calculated by S&P without regard to the notes.

     The component indices reflect the excess returns that are potentially available through an unleveraged investment in the futures contracts relating to the various components of the GSCI. Since the GSCI is the parent index of the component indices, the methodology for compiling the GSCI relates as well to the methodology of compiling the component indices.

     The GSCI is a proprietary index that Goldman, Sachs & Co. (Goldman Sachs) developed. Effective February 8, 2007, The Goldman Sachs Group, Inc. (GS Group) completed a transaction with S&P by which GS Group sold to S&P all of the rights of Goldman Sachs in the GSCI and all related indices, as well as certain intellectual property related to the GSCI. According to publicly available information, as of that date, Goldman Sachs no longer owned the indices and is no longer responsible for the calculation, publication or administration of the indices, or for any changes to the methodology. As a result, all decisions with respect to the component indices will be made, and the related actions will be taken, solely by S&P. Goldman Sachs will have no control over any matters related to the component indices.

     The S&P GSCI Crude Oil Index Excess Return was formerly known as the GSCI Crude Oil Index Excess Return. The S&P GSCI Precious Metals Index Excess Return was formerly known as the GSCI Precious Metals Index Excess Return. The S&P GSCI Industrial Metals Index Excess Return was formerly known as the GSCI Industrial Metals Index Excess Return. The S&P GSCI Agriculture Index Excess Return was formerly known as the GSCI Agriculture Index Excess Return.

The S&P GSCI Crude Oil Excess Return Index

     The S&P GSCI Crude Oil Excess Return Index reflects the excess returns that are potentially available through an unleveraged investment in the crude oil futures contracts of the S&P GSCI. The GSCI Crude Oil Index is a sub-index of the S&P GSCI Excess Return Index, and that index is a sub-index of the S&P GSCI. The GSCI Crude Oil Index is comprised solely of those crude oil futures contracts included in the S&P GSCI Excess Return Index. For a description of how contracts are selected for the S&P GSCI and a discussion of the S&P GSCI in general, see below under "— The S&P GSCI Excess Return Index and the S&P GSCI".

Value of the GSCI Crude Oil Excess Return Index

     The value of the GSCI Crude Oil Index on any given day is calculated in the same manner as the S&P GSCI Excess Return Index (described below) except that (i) the daily contract reference prices, the contract production weight (CPW) and roll weights used in performing such calculations are limited to those of the S&P GSCI crude oil included in the GSCI Crude Oil Index; and (ii) the GSCI Crude Oil Index has a separate normalizing constant.

The commodities included in the GSCI Crude Oil Index and their weightings on June 29, 2009 are:

Commodity	Weighting
Crude Oil	100.00%

Total:	100.00%

The S&P GSCI Precious Metals Excess Return Index

     The S&P GSCI Precious Metals Excess Return Index reflects the excess returns that are potentially available through an unleveraged investment in the precious metals futures contracts of the S&P GSCI. The GSCI Precious Metals Index is a sub-index of the S&P GSCI Excess Return Index, and that index is a sub-index of the S&P GSCI. The GSCI Precious Metals Index is comprised solely of those precious metals futures contracts included in the S&P GSCI Excess Return Index. For a description of how contracts are selected for the S&P GSCI and a discussion of the S&P GSCI in general, see below under "— The S&P GSCI Excess Return Index and the S&P GSCI".

Value of the GSCI Precious Metals Excess Return Index

     The value of the GSCI Precious Metals Index on any given day is calculated in the same manner as the S&P GSCI Excess Return Index (described below) except that (i) the daily contract reference prices, the contract production weight (CPW) and roll weights used in performing such calculations are limited to those of the S&P GSCI precious metals included in the GSCI Precious Metals Index; and (ii) the GSCI Precious Metals Index has a separate normalizing constant.

     The commodities included in the GSCI Precious Metals Index and their weightings on June 29, 2009 are:

Commodity	Weighting
Gold	89.74%
Silver	10.26%

Total:	100.00%

The S&P GSCI Industrial Metals Excess Return Index

     The S&P GSCI Industrial Metals Excess Return Index reflects the excess returns that are potentially available through an unleveraged investment in the industrial metals futures contracts of the S&P GSCI. The GSCI Industrial Metals Index is a sub-index of the S&P GSCI Excess Return Index, and that index is a sub-index of the S&P GSCI. The GSCI Industrial Metals Index is comprised solely of those industrial metals futures contracts included in the S&P GSCI Excess Return Index. For a description of how contracts are selected for the S&P GSCI and a discussion of the S&P GSCI in general, see below under "— The S&P GSCI Excess Return Index and the S&P GSCI".

Value of the GSCI Industrial Metals Excess Return Index

     The value of the GSCI Industrial Metals Index on any given day is calculated in the same manner as the S&P GSCI Excess Return Index (described below) except that (i) the daily contract reference prices, the contract production weight (CPW) and roll weights used in performing such calculations are limited to those of the S&P GSCI industrial metals commodities included in the GSCI Industrial Metals Index; and (ii) the GSCI Industrial Metals Index has a separate normalizing constant.

     The commodities included in the GSCI Industrial Metals Index and their weightings on June 29, 2009 are:

Commodity	Weighting
Copper – Grade A	43.24%
High Grade Primary
Aluminum	31.53%
Primary Nickel	10.51%
Special High Grade Zinc	8.26%
Standard Lead	6.46%

Total:	100.00%

The S&P GSCI Agriculture Excess Return Index

     The S&P GSCI Agriculture Excess Return Index reflects the excess returns that are potentially available through an unleveraged investment in the agricultural commodities futures contracts of the S&P GSCI. The GSCI Agriculture Index is a sub-index of the S&P GSCI Excess Return Index, and that index is a sub-index of the S&P GSCI. The GSCI Agriculture Index is comprised solely of those agricultural commodities futures contracts included in the S&P GSCI Excess Return Index. For a description of how contracts are selected for the S&P GSCI and a discussion of the S&P GSCI in general, see below under "— The S&P GSCI Excess Return Index and the S&P GSCI".

Value of the GSCI Agriculture Excess Return Index

     The value of the GSCI Agriculture Index on any given day is calculated in the same manner as the S&P GSCI Excess Return Index (described below) except that (i) the daily contract reference prices, the contract production weight (CPW) and roll weights used in performing such calculations are limited to those of the S&P GSCI agricultural commodities included in the GSCI Agriculture Index; and (ii) the GSCI Agriculture Index has a separate normalizing constant.

     The commodities included in the GSCI Agriculture Index and their weightings on June 29, 2008 are:

Commodity	Weighting
Corn	24.57%
Wheat (Chicago Wheat)	24.98%
Soybean	17.23%
Sugar #11	14.34%
Cotton #2	6.52%
Wheat (Kansas Wheat)	5.28%
Coffee “C”	4.86%
Cocoa	2.26%

Total:	100.00%

The Components of the S&P GSCI Indices

     The components of the S&P GSCI Indices and their relative weightings, among other matters, may change during the term of the notes. The roll weight of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the GSCI Crude Oil, the GSCI Precious Metals, the GSCI Industrial Metals and the GSCI Agriculture are designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the GSCI Crude Oil, the GSCI Precious Metals, the GSCI Industrial Metals and the GSCI Agriculture indices also takes place over a period of days at the beginning of each month (referred to as the roll period). On each day of the roll period, the "roll weights" of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in any of the GSCI Crude Oil, the GSCI Precious Metals, the GSCI Industrial Metals or the GSCI Agriculture Index is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

     The simplest way to think of the process is as rolling from one basket of nearby futures (the first nearby basket) to a basket of futures contracts that are further from expiration (the second nearby basket). The GSCI Crude Oil, the GSCI Precious Metals, the GSCI Industrial Metals or the GSCI Agriculture Index is calculated as though these rolls occur at the end of each day during the roll period at the daily settlement prices. The portfolio is shifted from the first to the second nearby baskets at a rate of 20% per day for the five days of the roll period. Until just before the end of the first day of the roll period, the entire S&P GSCI portfolio consists of the first nearby basket of commodity futures. At the end of the first day of the roll period, the portfolio is adjusted so that 20% of the contracts held are in the second nearby basket (i.e., a basket of future contracts that are further from maturity), with 80% remaining in the first nearby basket.

     The roll process continues on the second, third and fourth days of the roll period, with relative weights of first to second nearby baskets of 60%/40%, 40%/60%, and 20%/80%. At the end of the fifth day of the roll period, the last of the old first nearby basket is exchanged, completing the roll and leaving the entire portfolio in what we have been calling the second nearby basket. At this time, this former second nearby basket becomes the new first nearby basket, and a new second nearby basket is formed (with futures maturities further in the future) for use in the next month's roll.

     The last key point to be made about the roll process is to specify exactly what the 80%/20% or other relative splits between nearby baskets mean. The roll percentages refer to contracts or quantities, not value. Taking the first day of the roll as an example, just before the roll takes place at the end of the day, the S&P GSCI consists of the first nearby basket. That portfolio, constructed the night before and held throughout the first day of the roll period, has a dollar value. For the roll, that dollar value is distributed across the first and second nearby baskets such that the number of contracts or the quantity of the first nearby basket is 80% of the total and the quantity held of the second nearby basket is 20% of the total.

     The dollar value held of each nearby basket can then be calculated from those quantity weights by multiplying them by the prices of the futures contracts contained in each basket. As the baskets contain futures with different maturities for some of the commodities, the prices are generally close but not exactly the same. Hence, the percentage of the portfolio value (i.e., dollar weight) held in each basket is generally close to, but not exactly equal to, the 80%/20% or other relative splits specified for the quantities. The world-production weighting of the S&P GSCI is accomplished by keeping the quantity weights of the individual commodities within each basket proportional to world production weights, which are averages of historical production levels and are generally updated every year.

The S&P GSCI Excess Return Index and the S&P GSCI

     The S&P GSCI Excess Return Index, originally established in May 1991 by The Goldman Sachs Group, Inc. and subsequently purchased by Standard & Poor’s in early 2007, reflects the excess returns that are potentially available through an unleveraged investment in the contracts composing the S&P GSCI. The S&P GSCI is a proprietary index that S&P calculates. The value of the S&P GSCI, on any given day, reflects the price levels of the contracts included in the S&P GSCI (which represents the value of the S&P GSCI); and

  the “contract daily return,” which is the percentage change in the total dollar weight of the S&P GSCI from the previous day to the current day.

     Each of these components is described below.

     The S&P GSCI is an index on a production weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria. The S&P GSCI is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the S&P GSCI are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with the Policy Committee, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCI are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCI was established in 1991 and has been normalized so that its hypothetical level on January 2, 1970 was 100. Futures contracts on the S&P GSCI, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

     Set forth below is a summary of the composition of and the methodology used to calculate the S&P GSCI as of the date of this Pricing Supplement. The methodology for determining the composition and weighting of the S&P GSCI and for calculating its value is subject to modification in a manner consistent with the purposes of the S&P GSCI, as described below. Standard & Poor's makes the official calculations of the S&P GSCI. At present, this calculation is performed continuously and is reported on Reuters page GSCI (or any successor or replacement page) and is updated on Reuters at least once every three minutes during business hours on each day on which the offices of Standard & Poor's in New York City are open for business, which we refer to as a S&P GSCI Business Day for the purposes of this description. The settlement price for the S&P GSCI Excess Return Index is also reported on Reuters page GSCI (or any successor or replacement page) at the end of each S&P GSCI Business Day.

     Standard & Poor's, and certain of its affiliates, will trade the contracts composing the S&P GSCI or any of its sub-indexes, as well as the underlying commodities and other derivative instruments thereon, for their proprietary accounts and other accounts under their management. There may be conflicts of interest between you and Standard & Poor's. See “Risk Factors — Potential conflicts of interest could arise” on page P-13.

     In light of the rapid development of electronic trading platforms and the potential for significant shifts in liquidity between traditional exchanges and such platforms, S&P has undertaken a review of both the procedures for determining the contracts to be included in the S&P GSCI and the procedures for evaluating available liquidity on an intra-year basis in order to provide S&P GSCI market participants with efficient access to new sources of liquidity and the potential for more efficient trading. In particular, S&P, in consultation with the Policy Committee described below, is examining the conditions under which an instrument traded on an electronic platform, rather than a traditional futures contract traded on a traditional futures exchange, should be permitted to be included in the S&P GSCI and how the composition of the S&P GSCI should respond to rapid shifts in liquidity between such instruments and contracts currently included in the S&P GSCI. Any changes made to the S&P GSCI composition or methodology as a result of this examination will be announced by S&P and provided in a written statement to any investor upon request to the calculation agent.

Composition of the S&P GSCI

     In order to be included in the S&P GSCI, a contract must satisfy the following eligibility criteria:

  The contract must be in respect of a physical commodity and not a financial commodity.

  In addition, the contract must:

    have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and

    at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement.

     The commodity must be the subject of a contract that:

  is denominated in U.S. dollars;

  is traded on or through an exchange, facility or other platform (referred to as a trading facility) that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and that:

    makes price quotations generally available to its members or participants (and, if S&P is not such a member or participant, to S&P) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

    makes reliable trading volume information available to S&P with at least the frequency required by S&P to make the monthly determinations;

    accepts bids and offers from multiple participants or price providers; and

    is accessible by a sufficiently broad range of participants.

     The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the daily contract reference price) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI. In appropriate circumstances, however, S&P, in consultation with the Policy Committee, may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

     At and after the time a contract is included in the S&P GSCI, the daily contract reference price for such contract must be published between 10:00 A.M. and 4:00 P.M., New York City time, on each business day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and, if S&P is not such a member or participant, to S&P) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

     For a contract to be eligible for inclusion in the S&P GSCI, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

     A contract that is:

  not included in the S&P GSCI at the time of determination and that is based on a commodity that is not represented in the S&P GSCI at such time must, in order to be added to the S&P GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

  already included in the S&P GSCI at the time of determination and that is the only contract on the relevant commodity included in the S&P GSCI must, in order to continue to be included in the S&P GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $5 billion and at least U.S. $10 billion during at least one of the three most recent annual periods used in making the determination.

  not included in the S&P GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI at such time must, in order to be added to the S&P GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized of at least U.S. $30 billion.

  already included in the S&P GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI at such time must, in order to continue to be included in the S&P GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $10 billion and at least U.S. $20 billion during at least one of the three most recent annual periods used in making the determination.

  already included in the S&P GSCI at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the S&P GSCI and each contract’s percentage of the total is then determined.

  not included in the S&P GSCI at the time of determination must, in order to be added to the S&P GSCI at such time, have a reference percentage dollar weight of at least 1.00%.

     In the event that two or more contracts on the same commodity satisfy the eligibility criteria,

  such contracts will be included in the S&P GSCI in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the S&P GSCI attributable to such commodity exceeding a particular level.

  If additional contracts could be included with respect to several commodities at the same time, that procedure is first applied with respect to the commodity that has the smallest portion of the S&P GSCI attributable to it at the time of determination. Subject to the other eligibility criteria set forth above, the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the S&P GSCI attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the S&P GSCI attributable to it.

     The contracts currently included in the S&P GSCI are all futures contracts traded on the NYM, the LME, the IntercontinentalExchange (ICE) Futures U.S. (ICE-US), ICE Futures Europe (ICE-UK), (IPE), the Chicago Mercantile Exchange (CME), the Chicago Board of Trade (CBT), the Kansas City Board of Trade (KBT) and the Commodities Exchange Inc. (CMX).

     The futures contracts currently included in the S&P GSCI, their current percentage dollar weights (PDW), their market symbols, the exchanges on which they are traded and their contract production weights for 2008 are:

Commodity	Current PDW*	Market Symbol	Exchange	2008 CPW
Copper – Grade A	2.88%	IC	LME	15.46
High Grade Primary Aluminum	2.10%	IA	LME	34.92
Special High Grade Zinc	0.55%	IZ	LME	9.67
Primary Nickel	0.70%	IN	LME	1.20
Standard Lead	0.43%	IL	LME	6.75
WTI Crude Oil	39.37%	WTI	NYM/ICE	14,822.00
Natural Gas	4.05%	NG	NYM/ICE	28,870.60
RBOB Gasoline	4.97%	RB	NYM	66,013.97
No. 2 Heating Oil	4.39%	HO	NYM	69,165.06
Brent Crude Oil	13.72%	BRT	ICE-UK	5,373.65
Gasoil	4.69%	GO	ICE-UK	216.25
Gold	2.71%	GC	CMX	81.53
Silver	0.31%	SI	CMX	605.72
Corn	3.58%	C	CBT	25,047.14
Wheat (Chicago Wheat)	3.64%	W	CBT	17,608.84
Wheat (Kansas City)	0.77%	KW	KBT	4,038.44
Soybeans	2.51%	S	CBT	6,727.53
Sugar #11	2.09%	SB	ICE-US	321,233.70
Cocoa	0.33%	CC	ICE-US	3.48
Coffee “C”	0.70%	KC	ICE-US	16,531.10
Cotton #2	0.95%	CT	ICE-US	44,904.52
Lean Hogs	1.33%	LH	CME	60,793.40
Live Cattle	2.68%	LC	CME	80,690.59
Feeder Cattle	0.53%	FC	CME	13,826.24

* Percentage dollar weights as of June 29, 2009.

     The quantity of each of the contracts included in the S&P GSCI is determined on the basis of a five-year average (referred to as the “world production average”) of the production quantity of the underlying commodity as published by the United Nations Statistical Yearbook, the Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, S&P, in consultation with the Policy Committee, may calculate the weight of such commodity based on regional, rather than world, production data. At present, natural gas is the only commodity the weights of which are calculated on the basis of regional production data, with the relevant region defined as North America.

     The five-year moving average is updated annually for each commodity included in the S&P GSCI, based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights, or CPWs, used in calculating the GSCI are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity. However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

     In addition, S&P performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the S&P GSCI is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the S&P GSCI to shift from contracts that have lost substantial liquidity into more liquid contracts, during the course of a given year. As a result, it is possible that the composition or weighting of the S&P GSCI will change on one or more of these monthly evaluation dates. In addition, regardless of whether any changes have occurred during the year, S&P reevaluates the composition of the S&P GSCI, in consultation with the Policy Committee, at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCI. Commodities included in the S&P GSCI which no longer satisfy such criteria, if any, will be deleted.

     Standard & Poor's, in consultation with the Policy Committee, also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the S&P GSCI are necessary or appropriate in order to assure that the S&P GSCI represents a measure of commodity market performance. Standard & Poor's has the discretion to make any such modifications, in consultation with the Policy Committee. Upon request, S&P will disclose to any investor any such modifications that are made. Requests should be directed to the calculation agent at the following address: 55 Water Street, New York, NY 10041.

Contract expirations

     Because the S&P GSCI comprises actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations”. The contract expirations included in the S&P GSCI for each commodity during a given year are designated by S&P, in consultation with the Policy Committee, provided that each such contract must be an “active contract”. An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

     If a trading facility deletes one or more contract expirations, the S&P GSCI will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI. If that timing is not practicable, S&P will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications and contract expirations.

Value of the S&P GSCI

     The value of the S&P GSCI on any given day is equal to the total dollar weight of the S&P GSCI divided by a normalizing constant that assures the continuity of the S&P GSCI over time. The total dollar weight of the S&P GSCI is the sum of the dollar weights of each of the underlying commodities. The dollar weight of each such commodity on any given day is equal to:

  the daily contract reference price,

  multiplied by the appropriate CPWs, and

  during a roll period, the appropriate “roll weights”.

     The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided that, if the price is not made available or corrected by 4:00 P.M. New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI calculation.

Contract daily return

     The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate “roll weight”, divided by the total dollar weight of the S&P GSCI on the preceding day, minus one.

     The world-production weighting of the S&P GSCI is accomplished by keeping the quantity weights of the individual commodities within each basket proportional to world production weights, which are averages of historical production levels and are generally updated every year.

     If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

  no daily contract reference price is available for a given contract expiration;

  any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a “Limit Price”);

  the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time. In that event, S&P may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided that, if the trading facility publishes a price before the opening of trading on the next day, S&P will revise the portion of the roll accordingly; or

  trading in the relevant contract terminates prior to its scheduled closing time.

     If any of these conditions exist throughout the roll period, the roll with respect to the affected contract will be effected in its entirety on the next day on which such conditions no longer exist.

Valuation of the S&P GSCI Excess Return Index

     The value of the S&P GSCI Excess Return Index on any S&P GSCI business day is equal to the product of (i) the value of the S&P GSCI on the immediately preceding S&P GSCI business day, multiplied by (ii) one plus the contract daily return on the S&P GSCI business day on which the calculation is made. The value of the S&P GSCI has been normalized so that its hypothetical level on January 2, 1970 was 100.

     As discussed above under “— Value of the GSCI Crude Oil Excess Return Index”, “— Value of the GSCI Precious Metals Excess Return Index”, “— Value of the GSCI Industrial Metals Excess Return Index” and “— Value of the GSCI Agriculture Excess Return Index”, the GSCI Crude Oil Index, the GSCI Precious Metals Index, the GSCI Industrial Metals Index and the GSCI Agriculture Index are sub-indices of the S&P GSCI Excess Return Index and are constructed and valued in the same way as the S&P GSCI Excess Return Index, except that they are specifically limited to the futures relating to the crude oil commodities in the S&P GSCI, the precious metals commodities in the S&P GSCI, the industrial metals commodities in the S&P GSCI or the agricultural commodities in the S&P GSCI, respectively. The performance of the S&P GSCI Excess Return Index as a whole will not affect the return of your notes.

Historical closing levels of the GSCI Crude Oil Excess Return Index

     Since its inception, the GSCI Crude Oil Index has experienced significant fluctuations. Any historical upward or downward trend in the closing level of the GSCI Crude Oil Index during any period shown below is not an indication that the closing level of the GSCI Crude Oil Index is more or less likely to increase or decrease at any time during the term of the notes. The historical levels of the GSCI Crude Oil Index do not give an indication of future performance of the GSCI Crude Oil Index. We cannot make any assurance that the future performance of the GSCI Crude Oil Index will result in holders of the notes receiving a positive total return on their investment.

     We obtained the closing levels of the GSCI Crude Oil Index listed below from Bloomberg Financial Markets without independent verification. Bloomberg Financial Markets only provides closing levels for the GSCI Crude Oil Index as a value rounded to the second decimal place rather than reporting the full four decimal number. The actual level of the GSCI Crude Oil Index at or near maturity of the notes may bear little relation to the historical levels shown below.

     The following table sets forth the published high and low closing levels of the GSCI Crude Oil Index as well as closing levels of the GSCI Crude Oil Index at the end of each quarter from January 1, 2004 through March 31, 2009 and the period from April 1, 2009 through June 26, 2009. On June 26, 2009, the closing level of the GSCI Crude Oil Index was 528.6800. This historical data on the GSCI Crude Oil Index is not indicative of the future levels of the GSCI Crude Oil Index or what the market value of the notes may be. Any historical upward or downward trend in the level of the GSCI Crude Oil Index during any period set forth below is not any indication that the level of the GSCI Crude Oil Index is more or less likely to increase or decrease at any time during the term of the notes.

Quarter-Start Date	Quarter-End Date	High Intra-Day Price	Low Intra-Day Price	Quarter-End Closing Price
01/01/2004	03/31/2004	772.2000	631.5400	734.0200
04/01/2004	06/30/2004	883.9100	703.4400	769.8800
07/01/2004	09/30/2004	1043.3900	797.7200	1037.9600
10/01/2004	12/31/2004	1162.0300	857.5200	901.7300

01/01/2005	03/31/2005	1156.8100	874.1200	1115.3300
04/01/2005	06/30/2005	1152.9800	924.3800	1049.7000
07/01/2005	09/30/2005	1256.3100	1044.6000	1178.8700
10/01/2005	12/31/2005	1165.1700	995.3700	1058.4800

01/01/2006	03/31/2006	1175.3100	1000.5400	1091.9600
04/01/2006	06/30/2006	1207.3400	1078.6000	1150.8300
07/01/2006	09/30/2006	1204.5500	895.0900	929.9800
10/01/2006	12/31/2006	902.1900	816.5000	837.8500

01/01/2007	03/31/2007	853.0600	697.7800	851.0000
04/01/2007	06/30/2007	851.9000	760.1400	841.7000
07/01/2007	09/30/2007	1000.4700	823.0400	985.7400
10/01/2007	12/31/2007	1207.2400	953.7900	1180.7800

01/01/2008	03/31/2008	1362.4300	1074.8600	1267.7100
04/01/2008	06/30/2008	1754.7900	1260.2200	1752.1600
07/01/2008	09/30/2008	1818.3700	1132.2100	1251.8700
10/01/2008	12/31/2008	1225.6300	410.5400	517.9600

01/01/2009	03/31/2009	566.8600	320.5900	412.6400
04/01/2009	06/26/2009	561.7100	381.8100	528.6800

Historical closing levels of the GSCI Precious Metals Excess Return Index

     Since its inception, the GSCI Precious Metals Index has experienced significant fluctuations. Any historical upward or downward trend in the closing level of the GSCI Precious Metals Index during any period shown below is not an indication that the closing level of the GSCI Precious Metals Index is more or less likely to increase or decrease at any time during the term of the notes. The historical levels of the GSCI Precious Metals Index do not give an indication of future performance of the GSCI Precious Metals Index. We cannot make any assurance that the future performance of the GSCI Precious Metals Index will result in holders of the notes receiving a positive total return on their investment.

     We obtained the closing levels of the GSCI Precious Metals Index listed below from Bloomberg Financial Markets without independent verification. Bloomberg Financial Markets only provides closing levels for the GSCI Precious Metals Index as a value rounded to the second decimal place rather than reporting the full four decimal number. The actual level of the GSCI Precious Metals Index at or near maturity of the notes may bear little relation to the historical levels shown below.

     The following table sets forth the published high and low closing levels of the GSCI Precious Metals Index as well as closing levels of the GSCI Precious Metals Index at the end of each quarter from January 1, 2004 through March 31, 2009 and the period from April 1, 2009 through June 26, 2009. On June 26, 2009, the closing level of the GSCI Precious Metals Index was 138.6400. This historical data on the GSCI Precious Metals Index is not indicative of the future levels of the GSCI Precious Metals Index or what the market value of the notes may be. Any historical upward or downward trend in the level of the GSCI Precious Metals Index during any period set forth below is not any indication that the level of the GSCI Precious Metals Index is more or less likely to increase or decrease at any time during the term of the notes.

Quarter-Start Date	Quarter-End Date	High Intra-Day Price	Low Intra-Day Price	Quarter-End Closing Price
01/01/2004	03/31/2004	79.1900	72.1700	79.1900
04/01/2004	06/30/2004	79.5000	67.7900	70.7700
07/01/2004	09/30/2004	76.0200	70.3200	76.0200
10/01/2004	12/31/2004	82.9400	75.0400	78.4700

01/01/2005	03/31/2005	80.2200	73.9100	76.8600
04/01/2005	06/30/2005	78.4100	74.3000	77.1700
07/01/2005	09/30/2005	82.7200	74.3800	82.1300
10/01/2005	12/31/2005	92.1300	79.9400	90.1600

01/01/2006	03/31/2006	102.7000	91.5200	101.7700
04/01/2006	06/30/2006	125.8200	95.7800	104.4800
07/01/2006	09/30/2006	112.9500	97.4900	101.3100
10/01/2006	12/31/2006	110.0200	94.9900	106.6300

01/01/2007	03/31/2007	115.0300	101.3600	109.6900
04/01/2007	06/30/2007	114.0300	103.9500	104.9600
07/01/2007	09/30/2007	118.3100	103.2500	118.3100
10/01/2007	12/31/2007	132.0900	115.8800	130.3900

01/01/2008	03/31/2008	157.2600	133.7900	142.6100
04/01/2008	06/30/2008	147.2800	131.8200	142.9300
07/01/2008	09/30/2008	151.2300	110.1300	129.9200
10/01/2008	12/31/2008	132.8500	102.9000	129.0600

01/01/2009	03/31/2009	147.7600	117.9900	135.6500
04/01/2009	06/26/2009	146.2400	126.8800	138.6400

Historical closing levels of the GSCI Industrial Metals Excess Return Index

     Since its inception, the GSCI Industrial Metals Index has experienced significant fluctuations. Any historical upward or downward trend in the closing level of the GSCI Industrial Metals Index during any period shown below is not an indication that the closing level of the GSCI Industrial Metals Index is more or less likely to increase or decrease at any time during the term of the notes. The historical levels of the GSCI Industrial Metals Index do not give an indication of future performance of the GSCI Industrial Metals Index. We cannot make any assurance that the future performance of the GSCI Industrial Metals Index will result in holders of the notes receiving a positive total return on their investment.

     We obtained the closing levels of the GSCI Industrial Metals Index listed below from Bloomberg Financial Markets without independent verification. Bloomberg Financial Markets only provides closing levels for the GSCI Industrial Metals Index as a value rounded to the second decimal place rather than reporting the full four decimal number. The actual level of the GSCI Industrial Metals Index at or near maturity of the notes may bear little relation to the historical levels shown below.

     The following table sets forth the published high and low closing levels of the GSCI Industrial Metals Index as well as closing levels of the GSCI Industrial Metals Index at the end of each quarter from January 1, 2004 through March 31, 2009 and the period from April 1, 2009 through June 26, 2009. On June 26, 2009, the closing level of the GSCI Industrial Metals Index was 181.8500. This historical data on the GSCI Industrial Metals Index is not indicative of the future levels of the GSCI Industrial Metals Index or what the market value of the notes may be. Any historical upward or downward trend in the level of the GSCI Industrial Metals Index during any period set forth below is not any indication that the level of the GSCI Industrial Metals Index is more or less likely to increase or decrease at any time during the term of the notes.

Quarter-Start Date	Quarter-End Date	High Intra-Day Price	Low Intra-Day Price	Quarter-End Closing Price
01/01/2004	03/31/2004	136.1500	117.7800	133.2200
04/01/2004	06/30/2004	135.2500	116.0400	129.3900
07/01/2004	09/30/2004	142.9800	124.4900	142.9800
10/01/2004	12/31/2004	151.0700	130.4300	150.5200

01/01/2005	03/31/2005	159.8500	139.5300	158.9800
04/01/2005	06/30/2005	159.1700	144.6500	149.4400
07/01/2005	09/30/2005	166.3300	145.8300	164.1800
10/01/2005	12/31/2005	200.1600	165.3600	198.7400

01/01/2006	03/31/2006	234.5300	200.5300	231.0100
04/01/2006	06/30/2006	332.2400	234.0500	282.7900
07/01/2006	09/30/2006	311.9000	274.6300	299.4300
10/01/2006	12/31/2006	323.5400	284.7100	304.8700

01/01/2007	03/31/2007	324.0500	276.4600	323.8400
04/01/2007	06/30/2007	372.6800	324.7800	329.1500
07/01/2007	09/30/2007	351.7300	288.5200	323.4700
10/01/2007	12/31/2007	330.5900	267.9400	274.9400

01/01/2008	03/31/2008	356.5900	277.2800	329.9300
04/01/2008	06/30/2008	340.9100	298.0400	315.0800
07/01/2008	09/30/2008	320.7700	242.9000	242.9000
10/01/2008	12/31/2008	238.4100	129.5700	138.0600

01/01/2009	03/31/2009	149.6900	125.8600	146.2100
04/01/2009	06/26/2009	191.2500	146.1400	181.8500

Historical closing levels of the GSCI Agriculture Excess Return Index

     Since its inception, the GSCI Agriculture Index has experienced significant fluctuations. Any historical upward or downward trend in the closing level of the GSCI Agriculture Index during any period shown below is not an indication that the closing level of the GSCI Agriculture Index is more or less likely to increase or decrease at any time during the term of the notes. The historical levels of the GSCI Agriculture Index do not give an indication of future performance of the GSCI Agriculture Index. We cannot make any assurance that the future performance of the GSCI Agriculture Index will result in holders of the notes receiving a positive total return on their investment.

     We obtained the closing levels of the GSCI Agriculture Index listed below from Bloomberg Financial Markets without independent verification. Bloomberg Financial Markets only provides closing levels for the GSCI Agriculture Index as a value rounded to the third decimal place rather than reporting the full four decimal number. The actual level of the GSCI Agriculture Index at or near maturity of the notes may bear little relation to the historical levels shown below.

     The following table sets forth the published high and low closing levels of the GSCI Agriculture Index as well as closing levels of the GSCI Agriculture Index at the end of each quarter from January 1, 2004 through March 31, 2009 and the period from April 1, 2009 through June 26, 2009. On June 26, 2009, the closing level of the GSCI Agriculture Index was 56.658. This historical data on the GSCI Agriculture Index is not indicative of the future levels of the GSCI Agriculture Index or what the market value of the notes may be. Any historical upward or downward trend in the level of the GSCI Agriculture Index during any period set forth below is not any indication that the level of the GSCI Agriculture Index is more or less likely to increase or decrease at any time during the term of the notes.

Quarter-Start Date	Quarter-End Date	High Intra-Day Price	Low Intra-Day Price	Quarter-End Closing Price
01/01/2004	03/31/2004	91.895	81.059	88.714
04/01/2004	06/30/2004	90.924	74.224	74.224
07/01/2004	09/30/2004	73.844	63.319	63.319
10/01/2004	12/31/2004	64.077	60.896	62.744

01/01/2005	03/31/2005	71.275	60.060	66.043
04/01/2005	06/30/2005	67.048	61.260	63.454
07/01/2005	09/30/2005	67.271	58.493	60.508
10/01/2005	12/31/2005	62.563	56.862	62.202

01/01/2006	03/31/2006	67.512	61.438	64.033
04/01/2006	06/30/2006	67.017	60.267	62.611
07/01/2006	09/30/2006	64.668	55.399	58.060
10/01/2006	12/31/2006	68.439	57.131	67.202

01/01/2007	03/31/2007	68.760	61.407	61.407
04/01/2007	06/30/2007	69.012	59.194	64.707
07/01/2007	09/30/2007	80.436	63.604	79.796
10/01/2007	12/31/2007	84.554	72.740	82.416

01/01/2008	03/31/2008	104.584	83.690	86.874
04/01/2008	06/30/2008	98.055	79.902	93.985
07/01/2008	09/30/2008	96.485	67.731	67.731
10/01/2008	12/31/2008	67.501	46.292	57.740

01/01/2009	03/31/2009	60.312	49.587	54.241
04/01/2009	06/26/2009	64.554	52.749	56.658

Historical performance of the basket

     The basket is not a recognized market index. The basket was created solely for purposes of the offering of the notes and will be calculated solely during the term of the notes. Although the basket is not a recognized market index, the following graph depicts the historical performance of the basket as it would have occurred from June 1, 2004 to June 1, 2009, as though the basket had been in existence since June 1, 2004 with a starting level of $1,000.00 and initial commodity index prices for the component indices determined as of that date. Any historical upward or downward trend in the value of the basket during any period shown below is not an indication that the value of the basket is more or less likely to increase or decrease at any time during the term of the notes. The historical values of the basket do not give any indication of the future performance of the basket and Wachovia cannot make any assurance regarding the future performance of the basket.

     We obtained the basket commodity index prices used to create the following graph from Bloomberg without independent verification.

License agreement

     Wachovia Bank, National Association (WBNA) has entered into a non-exclusive license agreement with Standard & Poor’s Financial Services LLC (S&P or Standard & Poor’s), which allows it and its affiliates, in exchange for a fee, to use the component indices in connection with the issuance of certain securities, including the notes. We expect to be a sublicense under this agreement. WBNA and Eksportfinans are not affiliated with Standard & Poor’s; the only relationship between Standard & Poor’s and WBNA and Eksportfinans is the licensing of the use of the component indices and trademarks relating to the component indices.

     Standard & Poor’s is under no obligation to continue the calculation and dissemination of the component indices. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s. No inference should be drawn from the information contained in this pricing supplement that Standard & Poor’s makes any representation or warranty, implied or express, to us, any holder of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes in particular or the ability of the component index to track general commodity market performance.

     Standard & Poor's determines, composes and calculates the component index without regard to the notes. Standard & Poor’s has no obligation to take into account your interest, or that of anyone else having an interest, in the notes in determining, composing or calculating the component index. Standard & Poor’s is not responsible for, and has not participated in the determination of, the terms, prices or amount of the notes and will not be responsible for, or participate in, any determination or calculation regarding the principal amount of the notes payable at maturity. Standard & Poor’s has no obligation or liability in connection with the administration, marketing or trading of the notes.

     Standard & Poor’s disclaims all responsibility for any errors or omissions in the calculation and dissemination of the component index or the manner in which the component index is applied in determining the initial basket level or the final basket level or any amount payable upon maturity of the notes.

     Standard & Poor’s®, S&P®, and S&P GSCI® are trademarks of S&P Financial Services, LLC. These marks have been licensed for use by WBNA. We expect to be a sublicense under this agreement. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the notes.

     The notes are not sponsored, endorsed, sold or promoted by S&P. Standard & Poor's makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P GSCI Excess Return Index to track general commodity market performance. Standard & Poor's only relationship to WBNA and Eksportfinans is the licensing of the S&P GSCI Crude Oil, S&P GSCI Precious Metals, S&P GSCI Industrial Metals and S&P GSCI Agriculture indices, which are determined, composed and calculated by S&P without regard to WBNA and Eksportfinans or the notes. Standard & Poor's has no obligation to take the needs of WBNA and Eksportfinans or the owners of the notes into consideration in determining, composing or calculating the S&P GSCI Crude Oil, S&P GSCI Precious Metals, S&P GSCI Industrial Metals and S&P GSCI Agriculture indices. Standard & Poor's is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Standard & Poor's has no obligation or liability in connection with the administration, marketing or trading of the notes.

     STANDARD & POOR’S DOES NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE S&P GSCI EXCESS RETURN INDEX OR ANY DATA INCLUDED THEREIN AND STANDARD & POOR’S SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. STANDARD & POOR’S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GSCI EXCESS RETURN INDEX OR ANY DATA INCLUDED THEREIN. STANDARD & POOR’S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P GSCI EXCESS RETURN INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD & POOR’S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

TAXATION IN THE UNITED STATES

     The following is a general description of certain United States federal income tax considerations relating to the notes. The following does not purport to be complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based on the law as in effect on the date of this pricing supplement and is subject to any changes in law that may take effect after such date. This summary does not address all aspects of United States federal income taxation of the notes that may be relevant to you in light of your particular circumstances, nor does it address all of our tax consequences if you are a holder of notes who is subject to special treatment under the United States federal income tax laws.

     The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under “Taxation in the United States” and is subject to the limitations and exceptions set forth therein. Unless otherwise noted, this discussion is only applicable to you if you are a U.S. Holder (as defined in the accompanying prospectus). The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. Prospective holders should consult their own tax advisers as to the consequences of acquiring, holding and disposing of securities under the tax laws of the country of which they are resident for tax purposes as well of under the laws of any state, local or foreign jurisdiction.

     The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the notes, and applying the rules similar to those for accruing original issue discount (OID) on a hypothetical noncontingent debt instrument with that projected payment schedule (such method is referred to as the noncontingent bond method). This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the notes (the comparable yield) and then determining a payment schedule (the Schedule) as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of the notes prior to your receipt of cash attributable to that income.

     The amount of interest that you will be required to include in income in each accrual period for the notes will equal the product of the adjusted issue price for the notes at the beginning of the accrual period and the comparable yield for the notes. The adjusted issue price of the notes will equal the original offering price for the notes plus any interest that has accrued on the notes (under the rules governing contingent payment debt obligations). You will be required to ratably allocate this amount to each day in the accrual period and include in taxable income as ordinary interest income for each day in the accrual period on which you hold the notes.

     We have determined that the comparable yield for the notes is equal to 2.8750% per annum, compounded semi-annually. We have also determined that the projected payment for the notes, per $1,000.00 of principal amount, at the maturity date is $1,169.9948 (which includes the stated principal amount as well as the final projected payment).

     If the amount you receive at maturity is greater than $1,169.9948, you would be required to increase the amount of ordinary income that you recognize by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less $1,169.9948, you would be required to make an adjustment as described below under “Treatment upon Sale or Maturity”.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000.00 note)	Total Interest Deemed to Have Accrued From Original Issue Date (per $1,000.00 note) as of End of Accrual Period
Original Issue Date through December 31, 2009	$13.8160	$13.8160
January 1, 2010 through December 31, 2010	$29.3567	$43.1727
January 1, 2011 through December 31, 2011	$30.2068	$73.3795
January 1, 2012 through December 31, 2012	$31.0815	$104.4610
January 1, 2013 through December 31, 2013	$31.9815	$136.4425
January 1, 2014 through December 31, 2014	$32.9076	$169.3500
January 1, 2015 through January 7, 2015	$0.6448	$169.9948

     You are required to use the comparable yield and projected payment schedule above in determining your interest accruals in respect of the notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule. Pursuant to applicable Treasury regulations, we are required to provide both the comparable yield and the projected payment schedule, along with a description of a certain other terms of the notes, to the Internal Revenue Service (IRS).

     The comparable yield and the projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the notes for tax purposes only, and we make no representations or assurances regarding the amount of contingent payments with respect to the notes. Any Form 1099-OID accrued interest will be based on such comparable yield and projected payment schedule.

     If you purchase the notes for an amount that differs from the notes’ adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly.

     If you purchase the notes for an amount that is less than the adjusted issue price of the notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change interest rate and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of loss) that you would otherwise recognize on the maturity of the notes to the extend of amounts allocated to a change in expectations as the projected payment schedule. If you purchase the notes for an amount that is greater than the adjusted issue price of the notes, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amount allocated to a change in interest rates and (b) make negative adjustment decreasing the amount of ordinary income (or increasing the amount of loss) that you would otherwise recognize the notes to the extent of amounts allocated to a change in expectation as to the projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

     Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

     Treatment Upon Sale or Maturity. You will recognize gain or loss on the sale or maturity of the notes in an amount equal to the difference, if any, between the amount of cash you receive at the time and your adjusted basis in the notes. In general, your adjusted basis in the notes will equal the amount you paid for the notes increased by the amount of interest you previously accrued with respect to the notes (in accordance with the comparable yield for the notes), and increased or decreased by the amount of any positive or negative adjustment that you are required to make with respect to your notes under the rules set forth above.

     Any gain you may recognize on the sale or maturity of the notes will be ordinary interest income. Any loss you may recognize upon the sale of the notes will be ordinary loss to the extent of the interest you included as income in the current or previous taxable years in respect of the notes, and thereafter will be capital loss. If you hold your notes until maturity and the maturity payment is less than the projected payment at maturity, the difference will first reduce interest that would otherwise accrue in respect of the notes in such taxable year, and any remainder will be ordinary loss to the extent of the interest you previously accrued as income in respect of the notes, and thereafter will be capital loss. The deductibility of capital losses is limited.

USE OF PROCEEDS AND HEDGING

     The net proceeds from the sale of the notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of Eksportfinans associated with its obligation to pay the redemption amount at the maturity of the notes.

     The hedging activity discussed above may adversely affect the market value of the notes from time to time and the redemption amount you will receive on the notes at maturity. See “Risk Factors — Hedging transactions may affect the return on the notes” and “Risk Factors — Potential conflicts of interest could arise” for a discussion of these adverse effects.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by Wachovia Capital Markets, LLC (the agent) as principal, pursuant to a terms agreement dated as of June 29, 2009 between the agent and us. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

     From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.

     In the future, the agent and its affiliates may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.

     The agent named below has committed to purchase all of those notes if any are purchased. Under certain circumstances, the commitments of non-defaulting underwriters may be increased.

Underwriter	Aggregate principal amount
Wachovia Capital Markets, LLC	$1,783,000.00
Total	$1,783,000.00

     The agent named above proposes to offer the notes in part directly to the public at the maximum public offering price set forth on the cover page of this pricing supplement and in part to Wells Fargo Advisors, LLC, Wells Fargo Advisors Financial Network, LLC or certain securities dealers at such prices less a selling concession not to exceed $25.00 per note.

     Proceeds to be received by Eksportfinans in this offering will be net of the underwriting discount, commission and expenses payable by Eksportfinans.

     After the notes are released for sale in the public, the offering prices and other selling terms may from time to time be varied by the agent.

     The notes are new issues of notes with no established trading markets. We have been advised by the agent that the agent intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     Settlement for the notes will be made in immediately available funds. The notes will be in the Same Day Funds Settlement System at DTC and, to the extent the secondary market trading in the notes is effected through the facilities of such depositary, such trades will be settled in immediately available funds.

     Eksportfinans has agreed to indemnify the agent against certain liabilities, including liabilities under the Securities Act of 1933.

     This pricing supplement and the attached prospectus and prospectus supplement may be used by Wachovia Capital Markets, LLC or an affiliate of Wachovia Capital Markets, LLC, in connection with offers and sales related to market-making or other transactions in the notes. Wachovia Capital Markets, LLC or an affiliate of Wachovia Capital Markets, LLC, may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale or otherwise.

     From time to time the agent engages in transactions with Eksportfinans in the ordinary course of business. The agent has performed investment banking services for Eksportfinans in the last two years and has received fees for these services.

     Wachovia Capital Markets, LLC, as agent, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit reclaiming a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the notes to be higher than it would otherwise be in the absence of such transactions.

     No action has been or will be taken by Eksportfinans, the agent or any broker-dealer affiliates of either Eksportfinans or the agent that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this pricing supplement or the accompanying prospectus supplement and prospectus, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on Eksportfinans, the underwriters or any broker-dealer affiliates of either Eksportfinans or the agent.